Exhibit 99.33

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Equinox Gold Corp. (“Equinox Gold” or the “Company”)

Suite 730 - 800 West Pender Street
Vancouver BC V6C 2V6
Canada

Item 2:	Date of Material Change

October 30, 2018

Item 3:	News Release

A news release announcing the material change was issued on October 30, 2018 through the facilities of West Corporation’s GlobeNewswire and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

On October 30, 2018, the Company announced that further to the news release dated September 19, 2018 it had closed the acquisition (“Acquisition”) of the Mesquite gold mine (“Mesquite”) from New Gold Inc. (“New Gold”).

Item 5.1:	Full Description of Material Change

On October 30, 2018, the Company announced that further to the news release dated September 19, 2018, it had closed the Acquisition of Mesquite from New Gold.

Acquisition Summary

Equinox Gold acquired all of the outstanding shares of New Gold’s subsidiary New Gold Mesquite Inc., which indirectly holds a 100% interest in Mesquite, for cash consideration to New Gold of $158 million, subject to certain post-closing adjustments. Equinox Gold will also assume bonding obligations with the applicable environmental regulatory authorities with respect to Mesquite’s long-term reclamation obligations. The Acquisition was funded from a combination of debt and equity including:

•	Brokered and non-brokered private placement of Subscription Receipts for aggregate gross proceeds of approximately $75 million (C$97.5 million);
•	A $100 million acquisition credit facility with a syndicate of lenders led by the Bank of Nova Scotia (“Scotia”); and
•	A $20 million credit facility from Sprott Private Resource Lending (Collector), L.P. (“Sprott”).

The terms of the private placements were previously detailed in Equinox Gold’s press release dated October 12, 2018. On closing of the Acquisition, the Subscription Receipts were, in accordance with their terms, automatically settled on a one-for-one basis for common shares (“Common Shares”) of Equinox Gold, which are subject to a hold period expiring February 12, 2019. The details of the credit facilities with each of Scotia and Sprott and an amendment to the Aurizona credit facility were also previously outlined in Equinox Gold’s press releases dated September 19 and October 12, 2018. Under the agreements with Sprott, it was issued 1.75 million Common Shares and 875,000 warrants with each warrant entitling it to purchase one Common Share for 4.25 years at an exercise price of C$1.14 per Common Share. The Common Shares and warrants issued to Sprott are subject to a hold period expiring February 29, 2019.

All amounts are in United States dollars unless otherwise indicated.

Item 5.2:	Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

No information was omitted.

Item 8:	Executive Officer

Susan Toews

General Counsel

Tel: (604) 558-0560

Item 9:	Date of Report

October 6, 2018.

2